Exhibit 99.2

ICECURE MEDICAL LTD.

CEASEREA, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 21, 2024

The enclosed proxy statement is being solicited by the board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held at on Wednesday, August 21, 2024 at 16:00 Israel time, or at any adjournment or postponement thereof, at the Company’s offices at 7 Ha’Eshel St., Caesarea, 3079504, Israel, and by means of remote communication, at the following link:

https://eu-central-1.protection.sophos.com?d=microsoft.com&u=aHR0cHM6Ly90ZWFtcy5taWNyb3NvZnQuY29tL2wvbWVldHVwLWpvaW4vMTklM2FtZWV0aW5nX1l6RmhOMkkxWVRJdFlUQmlaUzAwWlRaaExXRTFNRGd0T1RWa01XSTNOVFJoWmpRdyU0MHRocmVhZC52Mi8wP2NvbnRleHQ9JTdiJTIyVGlkJTIyJTNhJTIyNDg4N2Q4NzktOTUwZi00MjdlLWJlYzAtZDJhMTljN2M3Y2FiJTIyJTJjJTIyT2lkJTIyJTNhJTIyYTQzMTBkOGMtYjQ4Ny00YjQ1LWJlY2ItZTQ4N2VhZjA0Y2Q0JTIyJTdk&p=m&i=NjNkM2JiYjY5OTFlNjAyMDY4MTU4NzIy&t=NG93L1BTVEVxaTJodXRqSktlUy90Sm5kSGtLdmZPZ3NsNXBxUDd5WEgvTT0=&h=c20ca1b05e1f41efae47dfa1c1c4cc4b&s=AVNPUEhUT0NFTkNSWVBUSVaHTVjDFQFHfoRfhUIAIQfDOMbLd7rgyuBVOZ2qIVWVTQ

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Quorum and Adjournment

Two or more shareholders present, personally or by proxy, holding not less than 25% of the Company’s Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour of the Meeting time a quorum is not present, the Meeting shall stand adjourned until August 21, 2024, at 18:00 Israel time. If a quorum is not present at the adjourned meeting within half an hour of this time, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Proposals No. 1 and No. 3, described hereinafter, are subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, a “Controlling Shareholder” is defined under the Companies Law (as defined hereafter) as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a Controlling Shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. In the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in a company is also presumed to be a Controlling Shareholder if no other shareholder holds more than 50% of the voting rights in such company. “Means of Control” is defined as either: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; or (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

Proposal No. 2 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% of the outstanding voting rights of the Company), to Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: ronent@icecure-medical.com, no later than July 23, 2024.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement in accordance with the Companies Law (a “Position Statement”) to the Company’s offices, c/o Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: ronent@icecure-medical.com. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than August 12, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The response of the Board of Directors to the Position Statement will be submitted no later than August 16, 2024.

One shareholder or more holding Ordinary Shares which represent 5% or more of the Company’s voting rights (49,878,397 Ordinary Shares) and whoever holds 5% (five percent) of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (24,031,790 Ordinary Shares) is entitled to examine the proxy and voting materials in the Company’s office after the General Meeting is held.

There may be changes on the agenda after publishing the Proxy and there may be additional Position Statements which could be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

For purposes of Proposals No. 1 and No. 3, a shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether such shareholder is a controlling shareholder or has a personal interest in such proposals, and failure to do so disqualifies the shareholder from voting on Proposals No. 1 and No. 3. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to vote on Proposals No. 1 and/or No. 3 (as the case may be), you should indicate that you, or a related party of yours, is a controlling shareholder or that there is a personal interest on the enclosed proxy card (if applicable) and should therefore contact our Chief Financial Officer, Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: ronent@icecure-medical.com, who will advise you as to how to submit your vote for such proposals. If you hold your shares in a “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposals No. 1 and No. 3, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

PROPOSAL 1

to approve an equity-based compensation GRANT to Mr. Eyal Shamir, THE Company’s Chief Executive Officer and director

On June 30, 2024 and on July 2, 2024 (the “Date of Grant”), the compensation committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve the grant of options to purchase Ordinary Shares (“Options”) and Restricted Share Units (“RSUs”) to Mr. Eyal Shamir, the Company’s Chief Executive Officer and a director, under the Company’s Amended and Restated 2024 Employee Equity Incentive Plan (the “2024 Plan”).

The recommended grant to Mr. Shamir consists of 360,314 Options and 300,262 RSUs, (the “Grant to Mr. Shamir”). The aggregate value of the Grant to Mr. Shamir and its terms are in accordance with the Company’s Compensation Policy (the “Compensation Policy”) and amounts to a total of approximately $495,432.

Options terms

-	Vesting Schedule: The Options granted to Mr. Shamir are subject to a standard vesting period of four (4) years according to the following schedule (the “Vesting Schedule of Options”): (i) one quarter (1/4) of the Options granted shall vest on the first anniversary commencing on the Date of Grant (the “First Installment”); and (ii) The rest of the granted Options shall vest in 12 equal installments, at the end of each quarter, following the First Installment.

-	Exercise Price: The above option grant shall be exercisable at an exercise price of $0.875 per share.

-	Acceleration Mechanism: The Vesting Schedule of Options may be accelerated upon the occurrence of special events, as defined in the Compensation Policy and in accordance with the 2024 Plan.

All other terms and conditions of the Options are in accordance with the 2024 Plan.

RSUs terms

-	Vesting Schedule: The RSUs granted to Mr. Shamir are subject to a vesting of four (4) years, which shall be triggered upon the earlier of the following (the “Vesting Schedule of RSUs”): (1) the Company receives U.S. Food and Drug Administration (the “FDA”) approval for its ProSense system for breast cancer treatment; or (2) raises at least $15 million following the Date of Grant (the “Milestone Date”). Following which, the RSUs shall vest as follows: (i) one quarter (1/4) of the Options granted shall vest on the first anniversary commencing on the Milestone Date (the “First Installment”); and (ii) The rest of the granted Options shall vest in 12 equal installments, at the end of each quarter, following the First Installment.

-	Acceleration Mechanism: The Vesting Schedule of RSUs may be accelerated upon the occurrence of special events, as defined in the Compensation Policy and in accordance with the 2024 Plan.

All other terms and conditions of the RSUs are in accordance with the 2024 Plan.

In the event of termination of employment between the Company and Mr. Shamir, any unvested Options or RSUs at the time of such termination shall expire immediately.

The Options and RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

Together with the outstanding Options to purchase 578,888 Ordinary Shares of the Company, granted to Mr. Shamir in aggregate in the past, subject to the approval of shareholders to the Grant of Mr. Shamir, Mr. Shamir’s holdings will be equal to approximately 2.5% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this proxy statement.

In recommending the approval of the Grant to Mr. Shamir, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, including, among other things: (i) factors enumerated in the Compensation Policy including the position, responsibilities, background and experience of Mr. Shamir; (ii) that the Grant to Mr. Shamir is in accordance with the Compensation Policy; (iii) that the Grant to Mr. Shamir constitutes fair and reasonable value; and (iv) Mr. Shamir’s contributions and achievements as the Company’s Chief Executive Officer, including finalizing the ICE3 study, regulatory submission to the FDA of the ICE3 study results for breast cancer clearance and the recent regulatory approval of the XSense system by the FDA. Additionally, Mr. Shamir has presided over the Company’s continued global growth, as evidenced by the increased utilization of its cryoablation system, with regulatory approval and initial sales in Brazil and regulatory clearance for IceSense3 CryoProbes, in the People’s Republic of China. Mr. Shamir has successfully overseen a strategy to raise the awareness of the Company’s cryoablation systems, including among the leading medical societies such as the American Society of Breast Surgeons, the Society of Interventional Radiologists and the Society of Interventional Oncologists.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant to Mr. Eyal Shamir, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you inform the company whether you are a controlling shareholder or have a personal interest in this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 2

to approve an equity-based compensation GRANT to Mr. RON MAYRON, THE COMPANY’S chairman OF THE BOARD OF DIRECTORS

On June 30, 2024 and on July 2, 2024, the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve a grant of Options and RSUs to Mr. Ron Mayron, the Company’s Chairman of the Board of Directors, under the 2024 Plan.

The recommended grant to Mr. Mayron consists of 196,364 Options and 163,636 RSUs (the “Grant to Mr. Mayron”). The aggregate value of the Grant to Mr. Mayron and its terms are in accordance with the Company’s Compensation Policy and amounts to a total of approximately $270,000.

Options terms

-	Vesting Schedule: The Options granted to Mr. Mayron are subject to a standard vesting period of four (4) years according to the following schedule: (i) one quarter (1/4) of the Options granted shall vest on the first anniversary commencing on the Date of Grant; and (ii) The rest of the granted Options shall vest in 12 equal installments, at the end of each quarter, following the First Installment.

-	Exercise Price: The above option grant shall be exercisable at an exercise price of $0.875 per share.

-	Acceleration Mechanism: The Vesting Schedule of Options may be accelerated upon the occurrence of special events, as defined in the Compensation Policy and in accordance with the 2024 Plan.

All other terms and conditions of the Options are in accordance with the 2024 Plan.

RSUs terms

-	Vesting Schedule: The RSUs granted to Mr. Mayron are subject to a vesting of four (4) years, which shall be triggered upon the earlier of the following: (1) the Company receives FDA approval for its ProSense system for breast cancer treatment; or (2) raises at least $15 million following the Date of Grant (the “Milestone Date”). Following which, the RSUs shall vest as follows: (i) one quarter (1/4) of the Options granted shall vest on the first anniversary commencing on the Milestone Date (the “First Installment”); and (ii) The rest of the granted Options shall vest in 12 equal installments, at the end of each quarter, following the First Installment.
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-	Acceleration Mechanism: the Vesting Schedule of RSUs may be accelerated upon the occurrence of special events, as defined in the Compensation Policy and in accordance with the 2024 Plan.

All other terms and conditions of the RSUs are in accordance with the 2024 Plan.

In the event of termination of engagement between the Company and Mr. Mayron, any unvested Options or RSUs at the time of such termination shall expire immediately.

The Options and RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

Together with the outstanding Options to purchase 314,591 Ordinary Shares of the Company, granted to Mr. Mayron in aggregate in the past, subject to the approval of shareholders to the Grant of Mr. Mayron, Mr. Mayron’s holdings will be equal to approximately 1.4% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this proxy statement.

In recommending the approval of the Grant to Mr. Mayron, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, including among other things: (i) the position, responsibilities, background and experience of the grantee; (ii) that the Grant to Mr. Mayron is in accordance with the Compensation Policy; (iii) that the Grant to Mr. Mayron constitutes fair and reasonable value; and (iv) Mr. Mayron’s services and contribution to the Company in the form of providing guidance and leadership. Mr. Mayron, as Chairman of the Board of Directors, established the Company’s vision, and helped to develop the strategic plan that enabled the Company to achieve several key milestones over the past year, including but not limited to the completion of the ICE3 study, regulatory submission to the FDA of the ICE3 study results for breast cancer clearance and recent regulatory approval of the XSense system by the FDA.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant to Mr. Ron Mayron, as set forth in this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 3

to approve an equity-based compensation GRANT to Mr. YANG HUANG, A DIRECTOR OF THE COMPANY

Background

Mr. Yang Huang is a director of the Company and provides services to the Company’s controlling shareholder, Epoch Partner Investments Limited.

Under the Companies Law, arrangements concerning compensation of a Company’s controlling shareholder and his relatives, in accordance with or which exceed the terms of the Company’s Compensation Policy, require the approval by the Compensation Committee, the Board of Directors and the Company’s shareholders (in a Special Majority, as defined above), in that order.

Grant of Equity-Based Compensation

On June 30, 2024 and on July 2, 2024, the Date of Grant, the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve a grant of Options and RSUs to Mr. Yang Huang, a director of the Company.

The recommended grant to Mr. Huang consists of 76,364 Options and 63,636 RSUs to be granted to Mr. Huang (the “Grant to Mr. Huang”). The aggregate value of the Grant to Mr. Huang and its terms are both in accordance with the Company’s Compensation Policy and amounts to a total of approximately $105,000.

Options terms

-	Vesting Schedule: The Options granted to Mr. Huang are subject to a standard vesting period of four (4) years according to the following schedule: (i) one quarter (1/4) of the Options granted shall vest on the first anniversary commencing on the Date of Grant; and (ii) the rest of the granted Options shall vest in 12 equal installments at the end of each quarter, following the First Installment.

-	Exercise Price: The above option grant shall be exercisable at an exercise price of $0.875 per share.

-	Acceleration Mechanism: The Vesting Schedule of Options may be accelerated upon the occurrence of special events, as defined in the Compensation Policy and in accordance with the 2024 Plan.

All other terms and conditions of the Options are in accordance with the 2024 Plan.

RSUs terms

-	Vesting Schedule: The RSUs granted to Mr. Huang are subject to a vesting of four (4) years, which shall be triggered upon the earlier of the following: (1) the Company receives FDA approval for its product for breast cancer treatment; or (2) raises at least $15 million following the Date of Grant (the “Milestone Date”). Following which, the RSUs shall vest as follows: (i) one quarter (1/4) of the Options granted shall vest on the first anniversary commencing on the Milestone Date (the “First Installment”); and (ii) The rest of the granted Options shall vest in 12 equal installments, at the end of each quarter, following the First Installment.

-	Acceleration Mechanism: The Vesting Schedule of RSUs may be accelerated upon the occurrence of special events, as defined in the Compensation Policy and in accordance with the 2024 Plan.

All other terms and conditions of the RSUs are in accordance with the 2024 Plan.

In the event of termination of engagement between the Company and Mr. Huang, any unvested Options or RSUs at the time of such termination shall expire immediately.

Together with the outstanding Options to purchase 183,873 Ordinary Shares of the Company, granted to Mr. Juang in aggregate in the past, subject to the approval of shareholders to the Grant of Mr. Huang, Mr. Huang’s holdings will be equal to approximately 0.7% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this proxy statement.

In recommending the approval of the Grant of RSUs to Mr. Huang, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, including among other things: (i) that the Grant to Mr. Huang is in accordance with the Compensation Policy; (ii) that the Grant to Mr. Huang constitutes fair and reasonable value; and (iii) Mr. Huang’s efforts and contribution to the Company’s operations in the People’s Republic of China and regulatory achievements in the People’s Republic of China, including clearance for the IceSense3 CryoProbes.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant to Mr. Huang, as set forth in this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you inform the company whether you are a controlling shareholder or have a personal interest in this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 16, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 16, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Ha’Eshel St., Caesarea, 3079504, Israel.

By Order of the Board of Directors
IceCure Medical Ltd.
Ron Mayron, Chairman of the Board of Directors